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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934*
                                 Amendment No. 2

                        The Ultimate Software Group, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  90385D 10 7
                                -----------------
                                 (CUSIP Number)

                                January 10, 2003
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

             Rule 13d-1(b)

         [X] Rule 13d-1(c)

             Rule 13d-1(d)


_______________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

---------------------                                      ---------------------
CUSIP No 90385D 10 7                 13 G                      Page 2 of 4 Pages
---------------------                                      ---------------------

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON                    Michael Feinberg

      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)


--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [_]
                                                                         (b) [_]

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States

--------------------------------------------------------------------------------
                      5       SOLE VOTING POWER

                              2,807,544
                      ----------------------------------------------------------
      NUMBER OF       6       SHARED VOTING POWER
       SHARES
    BENEFICIALLY              96,925
      OWNED BY        ----------------------------------------------------------
        EACH          7       SOLE DISPOSITIVE POWER
      REPORTING
       PERSON                 2,807,544
        WITH
                      ----------------------------------------------------------
                      8       SHARED DISPOSITIVE POWER

                              96,925

--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,904,469

      (Includes 96,925 shares owned by Michael Feinberg's spouse, Ann Feinberg, for which beneficial ownership is disclaimed and the exercisable warrant to purchase 50,000 shares of Common Stock)

--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                            [_]

--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      17.6%

--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON*

      IN

--------------------------------------------------------------------------------

---------------------                                      ---------------------
CUSIP No 90385D 10 7                 13 G                      Page 3 of 4 Pages
---------------------                                      ---------------------

Item 1(a).   Name of Issuer

             The Ultimate Software Group, Inc.

Item 1(b).   Address of Issuer's Principal Executive Offices

             2000 Ultimate Way
             Weston, Florida 33326

Item 2(a).   Name of Person Filing

             Michael Feinberg

Item 2(b).   Address of Principal Business Office or, if none, Residence

             3980 N. 32 Terrace
             Hollywood, Florida 33312

Item 2(c).   Citizenship

             United States

Item 2(d).   Title of Class of Securities

             Common Stock, $0.01 par value per share

Item 2(e).   CUSIP Number

             90385D 10 7

Item 3.      Not applicable.

Item 4.      Ownership

             As of the date of the event which requires the filing of this statement:

             (a)   Amount beneficially owned:  2,904,469 shares

             (b)   Percent of class:  17.6%

             (c)   Number of shares as to which such person has:

                   (i)      Sole power to vote or to direct the vote:  2,807,544

                   (ii)     Shared power to vote or to direct the vote:  96,925

                   (iii) Sole power to dispose or to direct the disposition of: 2,807,544

                   (iv) Shared power to dispose or to direct the disposition of: 96,925

             As of December 31, 2002:

             (a)   Amount beneficially owned:  2,430,139 shares

             (b)   Percent of class:  14.4%

             (c)   Number of shares as to which such person has:

                   (i)      Sole power to vote or to direct the vote: 2,333,214

                   (ii)     Shared power to vote or to direct the vote:  96,925

                   (iii) Sole power to dispose or to direct the disposition of: 2,333,214

                   (iv) Shared power to dispose or to direct the disposition of: 96,925

Item 5.      Ownership of Five Percent or Less of a Class

             Not applicable

---------------------                                      ---------------------
CUSIP No 90385D 10 7                 13 G                      Page 4 of 4 Pages
---------------------                                      ---------------------


Item 6.      Ownership of More than Five Percent on Behalf of Another Person

             Not applicable

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company

             Not applicable

Item 8.      Identification and Classification of Members of the Group

             Not applicable

Item 9.      Notice of Dissolution of Group

             Not applicable

Item 10.     Certification

             By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                   Date:     January 24, 2003
                                                         -----------------------

                                                         /s/ Michael Feinberg
                                                         -----------------------


                                                             Michael Feinberg